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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

_______________________

Date of Report: September 21, 2006

CEMEX, S.A.B. de C.V.

(Exact name of Registrant as specified in its charter)

CEMEX Corp.

(Translation of Registrant's name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

                Garza García, Nuevo León, México 66265

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

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Contents

1.	Press release, dated September 18, 2006, announcing that CEMEX is providing its guidance for the third quarter of 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                CEMEX, S.A.B. de C.V.

(Registrant)

Date: September 21, 2006	By: /s/ Rodrigo Treviño
Name:	Rodrigo Treviño
Title:	Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
1.	Press release, dated September 18, 2006, announcing that CEMEX is providing its guidance for the third quarter of 2006.

Exhibit 1

Media Relations Jorge Perez (52-81) 8888-4334	Investor Relations Eduardo Rendon (52-81) 8888-4256	Analyst Relations Ricardo Sales (212) 317-6008

CEMEX PROVIDES GUIDANCE FOR

THE THIRD QUARTER OF 2006

MONTERREY, MEXICO, September 18, 2006 - CEMEX, S.A.B. de C.V. (NYSE: CX) announced today that it expects EBITDA for the quarter ending September 30, 2006 of close to US$1.1 billion, while operating income is expected to be in excess of US$800 million. For the third quarter, CEMEX expects revenue of about US$4.6 billion, an increase of 7% versus the same period a year ago. For the first nine months of the year, CEMEX expects EBITDA of about US$3,100 million, while revenue is expected at about US$13.4 billion, a growth of 17% and 19% respectively; these results include the effect of consolidating the RMC group starting March 1st 2005.

Rodrigo Treviño, Chief Financial Officer, said: "We expect to achieve our full-year EBITDA guidance of more than four billion dollars on a trailing-twelve-month basis by the end of the third quarter. In light of this, and the continued strength in most of our operations, we now expect our full-year EBITDA to be about US$4.1 billion. Free cash flow after maintenance capital expenditures is now expected to be close to US$2.6 billion.”

For the third quarter, CEMEX expects domestic cement and ready-mix sales volumes in Mexico to increase about 7% and 20%, respectively, versus the same quarter a year ago. For the first nine months of the year, volumes are expected to increase 8% and 22%, respectively, versus the same period of last year. Infrastructure and formal construction continue to be the main drivers of cement. The self-construction sector is showing a slight recovery. Given the year-to-date performance of our Mexican operations, we expect domestic cement volume growth in the country to be about 7% for the full year 2006.

In CEMEX’s operations in the United States on a like-to-like basis for the ongoing operations – adjusting for the effect of the consolidation of RMC’s operations as well as the sale of assets last year – cement and ready-mix volumes are expected to decrease 3% and 23%, respectively, in the third quarter versus the same quarter of last year. For the first nine months of 2006, cement volumes are expected to increase 3% while ready-mix volumes are expected to decrease 13% versus the same period in 2005. For the full year, we expect cement sales volumes to increase 3% versus 2005 on a like-to-like basis.

The infrastructure and industrial-and-commercial sectors continue to be the main drivers of cement in the United States, and continue to offset the weak residential sector, which continues its downward trend, especially in Florida and northern California. Weather had a negative impact in the quarter, with rain in July in the Western region and the impact of the tropical storm Ernesto in Florida and the Carolinas.

Cement volumes in Spain are expected to increase 13% during the third quarter and 10% during the first nine months of the year, versus the comparable periods in 2005. Ready-mix volumes, adjusted for the integration of the ReadyMix Asland assets after the termination of the joint venture with Lafarge, would be expected to increase 3% during the third quarter and 10% during the first nine months of the year on a year-over-year basis versus the same periods last year. The stronger-than-expected residential sector and the healthy infrastructure sector continue to be the main drivers of cement consumption. We expect volume growth in Spain to be about 7% for the full year 2006.

In the United Kingdom, cement volumes for the third quarter are expected to decrease 8% versus the same quarter last year, while they are expected to decrease 7% for the first nine months of the year. However, we are increasing our sales of other cementitious materials, specifically slag. As a result, total cementitious materials volumes, including cement, are expected to decrease 5% for the third quarter versus the same quarter last year, while they are expected to decrease 3% for the first nine months of the year. Ready-mix volumes are expected to decrease 1% during the third quarter and remain flat during the first nine months of the year versus the comparable periods last year. Cement volumes in the United Kingdom have been affected by a slowdown in infrastructure and private new housing work, partially compensated by a better performance from the industrial, commercial, and public housing sectors. Cement volumes in the United Kingdom are expected to decrease about 6% while cementitious materials volumes are expected to decrease about 2% for the full year 2006.

Guidance numbers are calculated on the basis of market close exchange rates as of September 15, 2006. Given the volatility of foreign exchange rates and the increased exposure of our operations to factors beyond our control, our actual results could be materially different from our indicative guidance.

CEMEX is a growing global building solutions company that provides high quality products and reliable service to customers and communities in more than 50 countries throughout the world. Commemorating its 100th anniversary in 2006, CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future. For more information, visit www.cemex.com.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

EBITDA is defined as operating income plus depreciation and amortization. Free Cash Flow is defined as EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Net debt is defined as total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents. The net debt to EBITDA ratio is calculated by dividing net debt at the end of the quarter by EBITDA for the last twelve months. All of the above items are presented under generally accepted accounting principles in Mexico. EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX's ability to internally fund capital expenditures and service or incur debt. EBITDA and Free Cash Flow should not be considered as indicators of CEMEX's financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.